UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.  )


                           XECHEM INTERNATIONAL, INC.
                           --------------------------
                                (Name of issuer)


                    COMMON STOCK, $.00001 PAR VALUE PER SHARE
                    -----------------------------------------
                         (Title of class of securities)


                                   983895-10-3
                                   -----------
                                 (CUSIP number)


                              Jai Gupta, President
                                EER Systems, Inc.
                              10289 Aerospace Road
                            Seabrook, Maryland 20706
                                 (301) 306-7838

                                 With a copy to:
                            Michael D. Schwamm, Esq.
                  Warshaw Burstein Cohen Schlesinger & Kuh, LLP
                                555 Fifth Avenue
                            New York, New York 10017
                                 (212) 984-7832
             -------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                                 AUGUST 1, 1997
                          ---------------------------
             (Date of event which requires filing of this statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                                Page 1 of 8 Pages

CUSIP No. 983895-10-3

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1.  Names of Reporting Persons.  S.S. or I.R.S.                EER Systems, Inc.
    Identification Nos. of Above Persons


--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group                     (a) [ ]
    (See Instructions)                                                   (b) [ ]

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3.  SEC Use Only

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4.  Source of Funds (See Instructions)                                        WC


--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)                                  [ ]

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6.  Citizenship or Place of Organization                                Virginia


--------------------------------------------------------------------------------
    Number of Shares 7.  Sole Voting Power                                     0
     Beneficially    -----------------------------------------------------------
    Owned by Each    8.  Shared Voting Power (see Item 4 below)       20,000,000
     Reporting       -----------------------------------------------------------
    Person With      9.  Sole Dispositive Power                                0
                     -----------------------------------------------------------
                     10. Shared Dispositive Power (see Item 4 below)  20,000,000

--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially
    Owned by Each Reporting Person                                    20,000,000


--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions)                                        [ ]


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13. Percent of Class Represented by Amount in Row (11)                     16.9%


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14. Type of Reporting Person (See Instructions)                               CO


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                                Page 2 of 8 Pages

CUSIP No. 983895-10-3

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1.  Names of Reporting Persons.  S.S. or I.R.S.                     Jai N. Gupta
    Identification Nos. of Above Persons


--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group                     (a) [ ]
    (See Instructions)                                                   (b) [ ]


--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                                        00


--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)                                  [ ]


--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                           United States


--------------------------------------------------------------------------------
    Number of Shares 7.  Sole Voting Power                                     0
     Beneficially    -----------------------------------------------------------
    Owned by Each    8.  Shared Voting Power (see Item 4 below)       20,000,000
     Reporting       -----------------------------------------------------------
    Person With      9.  Sole Dispositive Power                                0
                     -----------------------------------------------------------
                     10. Shared Dispositive Power (see Item 4 below)  20,000,000

--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially
    Owned by Each Reporting Person                                    20,000,000


--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions)                                        [ ]


--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)                     16.9%


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14. Type of Reporting Person (See Instructions)                               IN


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                                Page 3 of 8 Pages

CUSIP No. 983895-10-3

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1.  Names of Reporting Persons.  S.S. or I.R.S.                     Shashi Gupta
    Identification Nos. of Above Persons


--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group                     (a) [ ]
    (See Instructions)                                                   (b) [ ]


--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                                        00


--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)                                  [ ]


--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                           United States


--------------------------------------------------------------------------------
    Number of Shares  7.  Sole Voting Power                                    0
     Beneficially     ----------------------------------------------------------
    Owned by Each     8.  Shared Voting Power (see Item 4 below)      20,000,000
     Reporting        ----------------------------------------------------------
    Person With       9.  Sole Dispositive Power                               0
                      ----------------------------------------------------------
                      10. Shared Dispositive Power (see Item 4 below) 20,000,000

--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially
    Owned by Each Reporting Person                                    20,000,000


--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions)                                        [ ]


--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)                     16.9%


--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                               IN

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                                Page 4 of 8 Pages

ITEM 1.  SECURITY AND ISSUER.
         -------------------

         This Schedule 13D relates to the common stock, $0.00001 par value per share (the "Common Stock"), of Xechem International, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 100 Jersey Avenue, Building B, Suite 310, New Brunswick, New Jersey 08901.

ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

         This Schedule 13D is jointly filed by EER Systems, Inc., a Virginia corporation ("EER"), Dr. Jai Gupta and Shashi Gupta (hereinafter referred to individually as a "Reporting Person" and collectively as the "Reporting Persons").

         The business address for each of the Reporting Persons is EER Systems, Inc., 10289 Aerospace Road, Seabrook, Maryland 20706.

         EER is a corporation organized under the laws of the Commonwealth of Virginia, and is engaged in system development and integration, including launch vehicles. Dr. Gupta and Mrs. Gupta are each citizens of the United States. Jai Gupta and Mrs. Gupta are principally employed as the President and Chief Executive Officer, respectively, of EER. Dr. Gupta and Mrs. Gupta are husband and wife and are the only executive officers and stockholders of EER.

         During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         -------------------------------------------------

         On August 1, 1997, EER purchased 20,000,000 shares of Common Stock at $.05 per share, for a total of $1,000,000. The source of funds for the purchase was the internal working capital of EER.

         No part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION
         ----------------------

         On November 18, 1996, the Company, Mr. David Blech and Dr. Ramesh C. Pandey entered into a Stock Purchase Agreement (the "Purchase Agreement"). Pursuant to an Assignment and Assumption Agreement (the "Assignment Agreement"), dated August 1, 1997, between EER and Mr. Blech, EER acquired 20,000,000 of the shares of Common Stock subject to the Purchase Agreement. In accordance with the terms of the Assignment Agreement, EER has become a party to a Stockholders Agreement (the "Stockholders Agreement"), dated November 18, 1996, among the Company, Mr. Blech and Dr. Pandey, pursuant to which, among other things, EER has agreed to vote all shares of Common Stock beneficially owned by it for the election of Dr. Pandey as a director of the Company and to use its best efforts to cause Dr. Pandey to be named as Chairman of the Board, President and Chief Executive Officer of the Company.

         In addition, pursuant to the terms of a Voting Agreement, dated as of August 1, 1997, among Dr. Pandey, EER and Dr. Gupta, EER and Dr. Gupta have agreed to vote all shares of capital stock of the Company beneficially owned by them, now or hereafter, in the manner directed by Dr. Pandey, on all


                                Page 5 of 8 Pages
matters which may be presented to stockholders, except to the extent such agreement conflicts with their obligations under the Stockholders Agreement. Pursuant to the Voting Agreement, EER and Dr. Gupta have granted Dr. Pandey a proxy to vote such shares in accordance with the Voting Agreement.

         As a result of the Stockholders Agreement and Voting Agreement, the Reporting Persons may be deemed a member of a "group" for the purposes of
Section  13(d) under the  Securities  Exchange  Act of 1934.  The filing of this
Schedule 13D shall not be deemed an admission by any of the Reporting Persons that it is a member of such group.

         The Reporting Persons consider the acquisition and ownership of the Common Stock to be an investment.

         Subject to the availability of Common Stock at prices deemed favorable by the Reporting Persons, the Reporting Persons' liquidity, the financial condition and results of operations of the Company, and general economic and market conditions prevailing at the time, the Reporting Persons reserve the right to, and may in the future, purchase additional Common Stock from time to time in the open market, through privately negotiated transactions, or otherwise.

         Except as set forth above, none of the Reporting Persons have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its securities,
(c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company,
(f) any other material change in the Company's business or corporate  structure,
(g) changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of the securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

         As of the date of this Schedule 13D, EER owns beneficially and of record an aggregate of 20,000,000 shares of Common Stock, representing 16.9% of the issued and outstanding shares of Common Stock (based on an aggregate of 118,327,839 shares of Common Stock outstanding as of August 1, 1997). As the sole executive officers and stockholders of EER, Dr. Gupta and Mrs. Gupta may be deemed to have shared voting and dispositive power with respect to all of the shares of Common Stock owned of record by EER.

         Except as set forth above, the Reporting Persons do not share with others the power to vote or to direct the vote of, or the power to dispose of or to direct the disposition of, any other shares of Common Stock.

         Except as set forth above, the Reporting Persons have not effected any transactions in the Common Stock during the 60 days preceding the date of this
Schedule 13D.


                                Page 6 of 8 Pages

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS, WITH RESPECT TO SECURITIES OF THE
         ISSUER.
         ------------------------------------------------

         Except for the Purchase Agreement, the Stockholders Agreement and the Voting Agreement which are described in Item 4 above, none of the Reporting Persons are a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, any agreement concerning (i) transfer or voting of any securities of the Company, (ii) finder's fees, (iii) joint venture, (iv) loan or option arrangements, (v) puts or calls, (vi) guarantees of profits, (vii) divisions of profits or losses, or (viii) the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

         1. Joint Filing Agreement. dated as of August 8, 1997, among Jai Gupta, Shashi Gupta and EER Systems, Inc.

         2. Stock Purchase Agreement, dated November 18, 1996, among Xechem International Inc., David Blech and Ramesh C. Pandey, including Stockholders Agreement, dated November 18, 1996, among Xechem International Inc., David Blech and Ramesh C. Pandey (Incorporated by reference to Exhibits 2 and 4 to the Schedule 13D filed by David Blech and The Edward Blech Trust on November 29,
1996).

         3. Voting Agreement, dated as of August 1, 1997, among Ramesh C. Pandey, EER Systems, Inc. and Jai Gupta (Incorporated by reference to Exhibit 2 to the Schedule 13D filed by Ramesh C. Pandey on or about August 7, 1997).

                                    * * * * *

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 8, 1997



                                            /s/ JAI GUPTA
                                            ----------------------------
                                                Jai Gupta


                                            /s/ SHASHI GUPTA
                                            ----------------------------
                                                Shashi Gupta


                                            EER SYSTEMS. INC.


                                            By: /s/ JAI GUPTA
                                                ------------------------
                                                    Jai Gupta, President


                                Page 7 of 8 Pages